601 Lexington Avenue
New York, New York 10022
Christopher Kitchen
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4988		(212) 446-4900
christopher.kitchen@kirkland.com	www.kirkland.com

March 28, 2014

Via EDGAR and Hand Delivery

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Phibro Animal Health Corporation
Registration Statement on Form S-1
Filed March 10, 2014
File No. 333-194467

Dear Ms. Parker:

On behalf of our client Phibro Animal Health Corporation, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 20, 2014, to Jack C. Bendheim, President of the Company, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

General

1.	Staff’s Comment: We note your disclosure at page 7 that you amended your domestic senior credit facility on February 28, 2014. Please file such amendment as an exhibit to your registration statement.

Beijing        Chicago         Hong Kong         London         Los Angeles         Munich         Palo Alto         San Francisco         Shanghai       Washington, D.C.

March 28, 2014

Response: In response to the Staff’s comment, the Company has filed the amendment to the domestic senior credit facility as Exhibit 10.5 to Amendment No. 1.

Management, page 116

2.	Staff’s Comment: We note that the power of attorney included on your signature page reflects that Mr. Bendheim is President (principal executive officer) and Mr. Carlson is a Director. Please revise the biographical sketches of such individuals to reflect their current positions to the extent applicable.

Response: In response to the Staff’s comment, the Company has revised the management section and the signature page in Amendment No. 1 to correctly reflect Mr. Bendheim’s current role as President and Chief Executive Officer of the Company and Mr. Carlson’s current role as Director and Chief Operating Officer of the Company.

Signature Page

3.	Staff’s Comment: Please ensure your next registration statement is signed by your principal executive officer, principal financial officer and directors.

Response: In response to the Staff’s comment, Amendment No. 1 is signed by our principal executive officer, principal financial officer and each director.

In addition, the Company hereby acknowledges that:

•    should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•    the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•    the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4988 or my colleague Joshua Korff at (212) 446-4943.

Sincerely,

/s/ Christopher Kitchen
Christopher Kitchen

cc:      Jack C. Bendheim